PRESS RELEASE

Klondex Releases Midas Phase I Drill Program Results

Highlights:

•	280.3 g/t (8.2 opt) Au Eq over 1.5 m (4.9 ft) - MUC-2685 - 505 Vein
•	41.6 g/t (1.2 opt) Au Eq over 2.1 m (7.0 ft) - MUC-2746 - 505 Vein
•	70.9 g/t (2.1 opt) Au Eq over 0.3 m (1.0 ft) - MUC-2643 - 705 Vein
•	51.8 g/t (1.5 opt) Au Eq over 0.6 m (2.0 ft) - MUC-2645 - 705 Vein
•	108.3 g/t (3.2 opt) Au Eq over 1.3 m (4.2 ft) - MUC-2743 - 905 Vein
•	136.8 g/t (4.0 opt) Au Eq over 0.4 m (1.2 ft) - MUC 2614 - 905 Vein

Vancouver, BC – April 7, 2015 - Klondex Mines Ltd. (TSX: KDX) (OTCQX: KLNDF) ("Klondex" or the "Company") today provides an update on recent underground drilling from its Midas Mine in Elko County, Nevada (See FIGURES 1-4).

The focus of our 2015 Phase I drill program at Midas is to drill untested areas and to expand on known high grade shoots in close proximity to the existing infrastructure. Our drilling targeted gaps in the recently published Midas mineral resource estimate, and followed up on historic high grade drill intercepts on the 505, 705 and 905 Veins. Since January 2015, 40 underground core holes have been drilled from multiple platforms for a total of approximately 7,600 meters (25,000 ft) (see TABLE 1).

Brian Morris, VP Exploration and Geology Services of Klondex, commented, "These drilling results are very exciting, having thepotential to add significant mineral resources at Midas. Of particular interest are the results from the newly identified mineralized zone on the 505 Vein, which lies only 100 feet east of the current development and has the potential to be incorporated into the 2015 mine plan. Furthermore, the drilling on the 905 Vein further to the east confirms the presence of high grade mineralization to the south of Spiral 8." Mr. Morris continued, "Phase II of the 2015 drill program will follow up on these new zones, which remain open both laterally and vertically.Additional step-out drilling will delineate the margins of the high grade mineralization, with the goal of expanding on these promising, near-mine targets." Assays were performed by American Assay Laboratories (AAL) of Reno, Nevada an ISO 17025 accredited laboratoryas directed under the supervision of Klondex staff.

A description of the data verification methods, quality assurance program and quality control measures applied is found in the technical report titled "Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada", amended on April 2, 2015 and with an effective date of August 31, 2014, which is available under the Company's issuer profile on SEDAR at www.sedar.com.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1200 tpd milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted and has been in operations since 1998. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013. All major infrastructure is in place at Fire Creek.

Qualified Person
Mark Odell of Practical Mining LLC is the Independent Qualified Person (Nevada PE 13708 and SME 2402150), who has reviewed and approved the contents of this press release for the purposes of National Instrument 43-101.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

Cautionary Note Regarding Technical Information and Forward-looking Information

A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas Mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the prior production decision were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about the timing, extent and success of drilling activities at Midas. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Dwoskin
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com